SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Notice of Annual General Meeting and Explanatory Memorandum

Notice of Annual General Meeting and

Explanatory Memorandum

Prana Biotechnology Limited:	ACN 080 699 065
Date of Meeting:	Wednesday 12th December 2012
Time of Meeting:	09:30am (AEDT)

Registration from 09:15am
Place of Meeting:	Giorgios Restaurant Function Room,
1235 High Street,
Armadale Victoria, 3143

This is an important document. It should be read in its entirety.

If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF 2012 ANNUAL GENERAL MEETING

PRANA BIOTECHNOLOGY LIMITED

ACN 080 699 065

Notice is given that the 2012 Annual General Meeting of Prana Biotechnology Limited (“the Company” or "Prana") will be held at Giorgios Restaurant function room, 1235 High Street, Armadale Victoria, 3143 on Wednesday 12th December 2012 at 09:30am (Melbourne, Victorian, daylight saving time), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Annual General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

Please read this Notice of Annual General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Annual General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

ORDINARY BUSINESS

2012 Annual Financial Statements

To receive and consider the 2012 Annual Financial Statements of the Company in respect of the year ended 30 June 2012 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report. At the meeting, a representative of the Company's auditors, PricewaterhouseCoopers, will be invited to attend to answer questions about the audit of the Company’s 2012 Annual Financial Statements.

Ordinary Resolution – Resolution #1 – Non-binding resolution to adopt Remuneration Report

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

"THAT for the purposes of section 250R(2) of the Corporations Act, the Remuneration Report for the financial year ended 30 June 2012 as disclosed in the Directors' Report is adopted."

Voting Exclusion and Restriction Statement:

The Company will disregard all votes cast on Resolution 1 by, or on behalf of:

•	a member of the key management personnel (KMP), details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2012; or
•	a closely related party of a KMP,

whether the votes are cast as a shareholder, proxy or in any other capacity.

However, the Company will not disregard a vote cast on Resolution 1 by a KMP or a closely related party of a KMP if it is cast as a proxy and it is not cast on behalf of a KMP or a closely related party of a KMP and either:

•	the proxy is appointed by writing that specifies how the proxy is to vote on the resolution proposed in Resolution 1; or
•	the proxy is the Chairman of the meeting and the appointment of the Chairman as proxy specifies the way the proxy is to vote on Resolution 1 and expressly authorises the Chairman to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a KMP for the Company or if the Company is part of a consolidated entity, for the entity.

If you are a KMP or a closely related party of a KMP (or are acting on behalf of any such person) and purport to cast a vote that will be disregarded by the Company (as indicated above), you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

NOTICE OF 2012 ANNUAL GENERAL MEETING

KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of KMP include its directors and certain senior executives.

A closely related party of a member of the KMP means any of the following:

•	a spouse, child or dependent of the member;
•	a child or dependent of the member's spouse;
•	anyone else who is one of the member's family and may be expected to influence, or be influenced by, the member in the member's dealings with the Company;
•	a company the member controls; or
•	a person prescribed by regulations (as at the date of this notice of meeting, no additional persons have been prescribed by regulation).

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 1 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #2 – Re-Election of Non-Executive Director – Dr George Mihaly

To consider and, if thought fit, pass as an ordinary resolution, the following:

"THAT Dr George Mihaly, a Non-Executive Director of the Company, who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company."

Further details in respect of this Resolution 2 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #3a – Ratification of previously issued securities - ATM

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT for the purposes of ASX Listing Rule 7.4, and for all other purposes, Shareholders approve the ratification of 10,575,130 new fully paid ordinary shares (PBT) of the Company previously issued pursuant to a capital raising, as detailed in the Explanatory Memorandum to this Notice of Meeting, by the Company pursuant to the terms described and set forth in the Explanatory Memorandum that accompanied and formed part of the Notice of Annual General Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast on Resolution 3a by:

•	persons who participated in the issue; or
•	an associate of those persons.

However, the Company need not disregard a vote on Resolution 3a if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 3a are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

NOTICE OF 2012 ANNUAL GENERAL MEETING

Ordinary Resolution – Resolution #3b – Ratification of previously issued securities – Private Placement

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT for the purposes of ASX Listing Rule 7.4, and for all other purposes, Shareholders approve the ratification of 32,500,000 new fully paid ordinary shares (PBT) of the Company previously issued pursuant to a capital raising, as detailed in the Explanatory Memorandum to this Notice of Meeting, by the Company pursuant to the terms described and set forth in the Explanatory Memorandum that accompanied and formed part of the Notice of Annual General Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast on Resolution 3b by:

•	persons who participated in the issue; or
•	an associate of those persons.

However, the Company need not disregard a vote on Resolution 3b if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 3b are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #4 – Approval to refresh employee share plan

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT pursuant to and in accordance with ASX Listing Rule 7.2, and for all other purposes, the Company is hereby authorized to refresh the 2004 American Depositary Shares (ADS) Options Plan and the 2004 Employees, Directors’ and Consultants’ Share and Option Plan and provide for the Company to issue the remaining and previously approved 31,819,485 ordinary shares that would otherwise expire as described in the Explanatory Memorandum which accompanied and formed part of this Notice of Annual Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast on Resolution 4 by:

•	a director of the Company; and
•	an associate of that person/entity.

However, the Company need not disregard a vote on Resolution 4 if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 4 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #5a – Issue of Unquoted Options to Mr Geoffrey Kempler

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Mr Geoffrey Kempler or his nominee unlisted options to acquire 4,000,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 13 December 2017 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

NOTICE OF 2012 ANNUAL GENERAL MEETING

Ordinary Resolution – Resolution #5b – Issue of Unquoted Options to Mr Brian Meltzer

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Mr Brian Meltzer or his nominee unlisted options to acquire 1,000,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 13 December 2017 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

Ordinary Resolution – Resolution #5c – Issue of Unquoted Options to Mr Peter Marks

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Mr Peter Marks or his nominee unlisted options to acquire 1,000,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 13 December 2017 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

Ordinary Resolution – Resolution #5d – Issue of Unquoted Options to Dr George Mihaly

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Dr George Mihaly or his nominee unlisted options to acquire 1,000,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 13 December 2017 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

Ordinary Resolution – Resolution #5e – Issue of Unquoted Options to Mr Lawrence Gozlan

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Mr Lawrence Gozlan or his nominee unlisted options to acquire 1,000,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 13 December 2017 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast on Resolutions 5a, 5b, 5c, 5d and 5e by:

•	a director of the Company; and
•	an associate of that person/entity.

However, the Company need not disregard a vote on Resolutions 5a, 5b, 5c, 5d and 5e if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of these Resolutions 5a, 5b, 5c, 5d and 5e are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

NOTICE OF 2012 ANNUAL GENERAL MEETING

Ordinary Resolution – Resolution #6 – Issue of Unquoted Options to Mr Richard Revelins

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Mr Richard Revelins or his nominee unlisted options to acquire 1,000,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 13 December 2017 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast on Resolution 6 by:

•	persons who are to receive securities in relation to the Company;
•	persons who may participate in the proposed issue and persons who might obtain a benefit except a benefit solely in the capacity of a holder of ordinary shares, if the resolution is passed; or
•	an associate of those persons.

However, the Company need not disregard a vote on Resolution 6 if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of Resolution 6 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

SPECIAL BUSINESS

Special Resolution – Resolution #7 – Approval of 10% Placement Issue (new ASX rule)

To consider and, if thought fit, pass the following as a special resolution:

"THAT, pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, the Company may elect to utilise the issue of equity securities up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions described in the Explanatory Memorandum to this Notice of Meeting, be and is hereby approved."

Voting Exclusion and Restriction Statement:

The Company will, in accordance with ASX Listing Rule 14.11, disregard any votes cast in respect of Resolution 7 by a person who may participate in the 10% placement issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if this resolution is passed, and any associates of those persons. As at the date of this Notice of Meeting the Company has no specific plans to issue equity securities under the 10% placement issue and therefore it is not known who (if any) may participate in a potential (if any) issue of equity securities under the 10% placement issue.

However, the Company need not disregard a vote cast on the resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 7 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

NOTICE OF 2012 ANNUAL GENERAL MEETING

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board;

Mr Richard Revelins

Company Secretary

Prana Biotechnology Limited

Dated: Friday 9th November 2012

The accompanying Explanatory Memorandum, Proxy Form

and Voting Instructions form part of this Notice of Meeting.

NOTICE OF 2012 ANNUAL GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)           one proxy if the Shareholder is only entitled to one vote; and

(b)           one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be lodged at the registered office of the Company or sent by facsimile transmission to the Company's registered office on +61 (0)3 9822 7735 not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy. In that case, your shares will not be voted on Resolution 1 (Remuneration Report), Resolution 4 and Resolutions 5a to 5e unless you direct the Chairman of the meeting as your proxy how to vote by marking the appropriate box on the proxy form.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

The Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions (this includes Resolutions 1, 4 and 5).

Proxies that are undirected on Resolution 1 (Remuneration Report) and Resolutions 4 and 5

If you appoint the Chairman of the meeting as your proxy (or if he maybe appointed by default) and do not direct him how to vote on Resolutions 1, 4 and 5, he will vote your proxy in favour of that item of business, even if the Chairman of the meeting has an interest in the outcome of Resolutions 1, 4 and 5 and votes cast by the Chairman, other than as proxy holder, would be disregarded because of that interest.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as 10th December 2012 at 05:00pm (Melbourne, Victorian, daylight saving time) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

EXPLANATORY MEMORANDUM

PRANA BIOTECHNOLOGY LIMITED

ACN 080 699 065

("the Company")

2012 ANNUAL GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum ("this Memorandum") accompanies and forms part of the Company’s Notice of the 2012 Annual General Meeting ("AGM") to be held at Giorgios Restaurant function room, 1235 High Street, Armadale Victoria, 3143 on Wednesday 12th December 2012 at 09:30am (Melbourne, Victorian, daylight saving time).

The Notice of the 2012 Annual General Meeting incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

2012 Annual Financial Statements

The 2012 Annual Financial Statements, comprising the Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2012 will be laid before the meeting. Shareholders will have the opportunity to ask questions about or make comments on the 2012 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company’s 2012 Annual Financial Statements.

The Company’s 2012 Annual Financial Statements are set out in the Company’s 2012 Annual Report which can be obtained from the Company’s website, www.pranabio.com or upon request to the Company Secretary at the Company’s registered office, Suite 2, 1233 High Street, Armadale, Victoria, 3143, Australia (telephone +61 (0)3 9824 5254).

There is no requirement for these reports to be formally approved by Shareholders. No resolution is required to be moved in respect of this item.

Ordinary Resolution – Resolution #1: Non-binding Resolution - Remuneration Report

The Company is required, pursuant to the Corporations Act 2001, to propose at each annual general meeting a non-binding resolution that the Remuneration Report (which forms part of the Director’s Report in the Annual Financial Statements) be adopted.

The purpose of Resolution 1 is to lay before the Shareholders the Company's Remuneration Report for the year ended 30 June 2012 so that Shareholders attending the 2012 Annual General Meeting of the Company will have an opportunity to discuss and put questions in respect of the Remuneration Report and the management of the Company, and vote on an advisory and non-binding resolution to adopt the Remuneration Report.

The Board will consider the outcome of the vote and comments made by Shareholders on the Remuneration Report at the meeting when reviewing the Company's remuneration policies.

EXPLANATORY MEMORANDUM

The vote on the resolution for the adoption of the Remuneration Report is advisory only and does not bind the Directors or the Company. However, under the Corporations Act, if at least 25% of the votes cast on the resolution at the 2012 Annual General Meeting are voted against the adoption of the Remuneration Report, then:

(a)	if comments are made on the Remuneration Report at the Annual General Meeting, the Company's remuneration report for the financial year ending 30 June 2013 will be required to include an explanation of the Board's proposed action in response or, if no action is proposed, the Board's reasons for this; and

(b)	if, at the Company's 2013 annual general meeting, at least 25% of the votes cast on the resolution for adoption of the remuneration report for the relevant financial year are against its adoption, the Company will be required to put to shareholders a resolution proposing that a general meeting (Spill Meeting) be called to consider the election of Directors (Spill Resolution). The Spill Meeting must be held within 90 days of the date of the 2013 annual general meeting. For any Spill Resolution to be passed, more than 50% of the votes cast on the resolution must be in favour of it. If a Spill Resolution is passed, all of the Directors (other than any managing director) will cease to hold office immediately before the end of the Spill Meeting unless re-elected at that meeting.

The Remuneration Report forms part of the Directors' Report which has been unanimously been adopted by resolution of the Board. The Directors have resolved in favour or the Remuneration Report and commend it to Shareholders for adoption. The Company encourages all Shareholders to cast their votes on Resolution 1.

The Company’s policy in relation to the remuneration of its Board of Directors is summarised below. This policy, in the opinion of the Board, is in line with industry practice and is market competitive. The structure is designed to recognise and compensate for the skills and demands of the various responsibilities undertaken.

The Company is committed to providing its shareholders with a clear and transparent explanation of how the recommendations in the Remuneration report were determined. The company seeks to provide its Directors and Management with remuneration that fairly rewards these executives in line with the market for comparative positions. In addition, it is intended that they should be further motivated by longer term performance incentives that align executive rewards with shareholder returns.

Independent industry reports on Australian listed companies are used as market related benchmarks to determine remuneration. We have considered remuneration bands across all listed companies, across similar sized market capitalizations, and in the Pharmaceutical/Biotechnology industry, agreeing remuneration between the range of the 25th and 75th percentile.

Total NED remuneration is close to the 50th percentile. The longer-term incentive has been non-existent for five years but is currently proposed for next year in the second quartile. In the case of the Chairman/CEO, cash remuneration is below average whilst the longer-term incentive is above average in order to ensure that a larger proportion of his total remuneration is more related to movements in the Company’s share price.

If you chose to appoint a proxy, you are encouraged to direct your proxy how to vote on this Resolution by marking either "For", "Against" or "Abstain" on the proxy form for this Resolution. If you appoint the Chairman of the meeting as your proxy (or if he maybe appointed by default) and do not direct him how to vote on this Resolution 1, he will vote your proxy in favour of that item of business.

EXPLANATORY MEMORANDUM

Ordinary Resolution – Resolution #2: Re-Election of Non-Executive Director – Dr George Mihaly

At each Annual General Meeting of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Dr George Mihaly retires by rotation and being eligible offers himself for re-election.

Appointed to the Board	—	9 December 1999
Last Elected by shareholders	—	27 November 2009
Qualifications	—	B. Pharm, M.Sc., Ph.D. FAICD
Experience	—	Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia's leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 35 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.
Interest in Shares and Options	—	226,666 ordinary shares
Committees	—	Member of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee.

Ordinary Resolution – Resolution #3a: Ratification of previously issued securities - ATM

Pursuant to ASX Listing Rule 7.4, and for all other purposes, Shareholder approval is sought for the ratification of 10,575,130 new fully paid ordinary shares (PBT) of the Company previously issued pursuant to a capital raising during the period to 28th September 2012, utilising the Company’s at-the-market (ATM) facility. The ATM facility was operated by New York based McNicoll, Lewis & Vlak LLC (MLV).

Under ASX Listing Rule 7.1, an entity must not issue or agree to issue equity securities exceeding 15% of the share capital of the company within a 12 month period without shareholder approval.

ASX Listing Rule 7.4 provides that an issue made without approval under ASX Listing Rule 7.1 is treated as having been made with approval if the shares or other securities were issued without exceeding the limit imposed by ASX Listing Rule 7.1 and the company subsequently obtains shareholder approval for the prior issue.

Resolution 3a has been proposed to seek ratification of the prior issue of shares pursuant to ASX Listing Rule 7.4.

The allottees of the above mentioned Share Placement were to professional and sophisticated investors and clients of Australian Financial Service License holders and/or to buyers of American Depositing Receipts (ADRs) on NASDAQ where the issue was made to fulfil an on market transaction on NASDAQ. Any issue to fulfil an on market transaction on NASDAQ was made pursuant to the rules of NASDAQ, and subject to compliance with all Australian and US regulatory requirements.

EXPLANATORY MEMORANDUM

The issue price was determined by the prevailing market price of securities on NASDAQ during the period May 2012 to September 2012 which was in the range of 16.06 cents (A$0.1606) to 24.80 cents (A$0.2480).

The shares which are the subject of Resolution 3a, are new fully paid ordinary shares (PBT) ranking equally with the Company's existing listed ordinary shares.

A$2.04 million was raised under this issue. The Company intends to use the capital raised to continue to fund current clinical development and research programs in neurodegeneration and to fund working capital requirements to deliver these programs, after payment of the costs of the issue.

Ordinary Resolution - Resolution #3b: Ratification of previously issued securities – Private Placement

Pursuant to ASX Listing Rule 7.4, and for all other purposes, Shareholder approval is sought for the ratification of 32,500,000 new fully paid ordinary shares (PBT) in the Company previously issued pursuant to a capital raising at an issue price of 18.5 cents ($0.185) per share issued to the allottees of the Private Placement.

The shares which are the subject of Resolution 3b, are new fully paid ordinary shares (PBT) ranking equally with the Company’s existing listed ordinary shares.

Under ASX Listing Rule 7.1, an entity must not issue or agree to issue equity securities exceeding 15% of the share capital of the company within a 12 month period without shareholder approval.

ASX Listing Rule 7.4 provides that an issue made without approval under ASX Listing Rule 7.1 is treated as having been made with approval if the shares or other securities were issued without exceeding the limit imposed by ASX Listing Rule 7.1 and the company subsequently obtains shareholder approval for the prior issue.

Resolution 3b has been proposed to seek ratification of the prior issue of shares pursuant to ASX Listing Rule 7.4.

A$6.01 million was raised under this issue, the Company intends to use the capital raised to fund further and ongoing research programs into the development of the Company’s proprietary compounds including PBT2 and to fund working capital requirements of the Company, after payment of the costs of the issue.

The allottees of the above mentioned Private Placement pursuant to this resolution were institutional and Sophisticated Investors. The placement was managed by JM Financial Group Ltd.

Ordinary Resolution – Resolution #4: Approval to refresh employee share plan

The Company currently has two Share Plans, the 2004 ASX Plan (for securities issued to Australian directors, employees and consultants) and the 2004 ADS Plan (for securities issued to US based directors, employees and consultants) (the “Share Plans”). These plans were approved at the 2004 Annual General Meeting of the Company.

The Company is seeking shareholder approval to refresh the Share Plan Pool (“Pool”) of 60,000,000 securities.

EXPLANATORY MEMORANDUM

A Pool of 60,000,000 securities was approved at the 2009 Annual General Meeting. Of this Pool, 7,405,331 shares have been issued and 20,775,184 options to purchase ordinary shares have been granted, being a total of 28,180,515 securities.

The Board of Directors of the Company believes that the Share Plan Pool is necessary in order for it to continue to:

a)	Provide eligible persons with an additional incentive to work to improve the performance of the Company;
b)	Attract and retain eligible persons essential for the continued growth and development of the Company;
c)	Promote and foster loyalty and support amongst eligible persons for the benefit of the Company;
d)	Enhance the relationship between the Company and eligible persons for the long term mutual benefit of all parties; and
e)	Provide an alternative to cash payments.

An eligible person under the Share Plans is defined as a director, consultant or employee to the Company, or its subsidiaries. A director may not receive any securities in the Company, pursuant to a Share Plan or otherwise, without prior shareholder approval as per ASX Listing Rules 10.11 and 10.14.

Under the 2004 ASX Plan, the Company may issue securities of the Company traded on the Australian Securities Exchange, and under the 2004 ADS Plan the Company may issue American Depository Shares (“ADSs”) of the Company reported on the NASDAQ SmallCap Market. The Board of Directors believes that the approval of the increase in the Share Plan Pool by the shareholders is essential to allow the Company and its subsidiaries to be able to continue to attract, motivate and retain valuable human capital, whose present and potential contribution are important to the Company’s interests, development and success.

According to ASX Listing Rule 10.14, any issue of securities to a director of the Company is subject to shareholder approval at a meeting of shareholders; the director and his/her associates are excluded from voting in regards to such resolutions.

ASX Listing Rule 7.2 (Exception 9) requires shareholder approval of an employee incentive plan to enable shares and options to be issued under the plan over a 3 year period, without requiring subsequent shareholder approval under ASX Listing Rule 7.1.

ASX Listing Rule 7.1 would otherwise require shareholder approval each time shares are issued where such issue, together with any other issues of shares by the Company in the 12 months prior, would be more than 15% of the issued share capital of the Company.

Approval is being sought under ASX Listing Rule 7.2 exception 9 so that any issue under the Share Plans will be an exception to Listing Rule 7.1.

THE 2004 ADS PLAN

The purpose of the 2004 ADS Plan is to provide incentive for its non-Australian based employees, officers, consultants, independent contractors and directors.

Options granted under the 2004 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non-qualified stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% Holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such option shall be treated as a non-qualified stock option.

EXPLANATORY MEMORANDUM

Under the 2004 ADS Plan, the Company is entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase American Depositary Shares, or ADSs, of the Company. The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 500,000 ADSs, representing 5,000,000 ordinary shares of the Company. ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2004 ADS Plan.

The 2004 ADS Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to grant options under the 2004 ADS Plan, to interpret the provisions of the 2004 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ADS Plan or any options granted thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ADS Plan shall be final, conclusive and binding on all persons.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2004 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2004 ADS Plan. The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% Holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2004 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% Holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

Options granted under the 2004 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his guardian or legal representative

THE 2004 ASX PLAN

The 2004 ASX Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to issue share and grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

The number of shares issued or options granted, the exercise price and option term or options granted, the vesting schedule and escrow periods of shares issued and options granted, under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Committee; however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

EXPLANATORY MEMORANDUM

NOTE:

Unless otherwise specified, all monetary amounts are expressed in Australian dollars.

Ordinary Resolution – Resolution #5a: Issue of Unquoted Options to Mr Geoffrey Kempler

In recognition of his industry experience, skills and in order to provide him with a short term incentive to retain his industry experience, be industry competitive and recognise his skills and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Mr. Kempler, a Director of the Company (or his nominee/s) 4,000,000 unlisted options to acquire ordinary shares of the Company, exercisable for a price of at least 50% greater than the 20 day Volume Weighted Average Price (VWAP) closing on the day before the date of issue, exercisable on or before 13 December 2017. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan. All Directors and Officers of the Company are entitled to participate in the 2004 ASX Plan.

Subject to the approval of Resolution 4, options to be issued under Resolution 5a will be issued under the 2004 ASX Plan.

Under ASX Listing Rule 10.14 an entity may only agree to issue securities to a related party (including a director) under an employee share scheme if the agreement to issue the securities is conditional upon holders of ordinary shares approving the issue before the issue is made. Resolution 4 is proposed for the purpose of obtaining that approval.

If Resolution 4 is not passed, then the options to be issued under Resolution 5a will be issued under ASX Listing Rule 10.11, and issued within one month of approval.

Under ASX Listing Rule 10.11 an entity may only agree to issue securities to a related party (including a director) if the agreement to issue the securities is conditional upon holders of ordinary securities approving the issue before the issue is made. Resolution 5a is proposed for the purpose of obtaining that approval.

The options the subject of Resolution 5a have a nil issue price and are issued on the terms set out in Annexure A. No funds will be raised through the issue of the options the subject of Resolution 5a. Funds raised on the exercise of the options will be applied to the working capital requirements of the Company at the time of exercise.

Under the terms of this option grant, Mr. Kempler or his nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the forgoing director within three years from the date of the Meeting. Details of any securities issued under the 2004 ASX Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, naming that shareholder approval was obtained under ASX Listing Rule 10.14. Any additional persons who become entitled to participate in the 2004 ASX Plan after the resolution was approved and who were not named in the notice of meeting will not participate until approval is obtained under listing rule 10.14.

EXPLANATORY MEMORANDUM

The table below sets out the number of shares and options held by Geoffrey Kempler, directly and through his associate entities, as at the date of the Notice of Meeting.

Purchased on market at or before float or appointment	14,850,000
Purchased on market	2,966,000
Received in lieu of directors fees	-
Total	17,811,000

See page 10 for the valuation of these options.

Ordinary Resolution – Resolution #5b: Issue of Unquoted Options to Mr Brian Meltzer

Ordinary Resolution – Resolution #5c: Issue of Unquoted Options to Mr Peter Marks

Ordinary Resolution – Resolution #5d: Issue of Unquoted Options to Dr George Mihaly

Ordinary Resolution – Resolution #5e: Issue of Unquoted Options to Mr Lawrence Gozlan

In recognition of their industry experience and skills, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Mr. Meltzer, Dr. Mihaly, Mr. Marks and Mr. Gozlan, Directors of the Company (or their nominee/s) 1,000,000 unlisted options each to acquire ordinary shares of the Company, for a price of at least 50% greater than the 20 day Volume Weighted Average Price (VWAP) closing on the day before the date of issue, exercisable on or before 13 December 2017. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan. All Directors and Officers of the Company are entitled to participate in the 2004 ASX Plan.

Subject to the approval of Resolution 4, options to be issued under Resolutions 5b, 5c, 5d and 5e will be issued under the 2004 ASX Plan.

Under ASX Listing Rule 10.14 an entity may only agree to issue securities to a related party (including a director) under an employee share scheme if the agreement to issue the securities is conditional upon holders of ordinary shares approving the issue before the issue is made. Resolutions 5b, 5c, 5d and 5e are proposed for the purpose of obtaining that approval.

If Resolution 4 is not passed, then the options to be issued under Resolutions 5b, 5c, 5d and 5e will be issued under ASX Listing Rule 10.11, and issued within one month of approval.

Under ASX Listing Rule 10.11 an entity may only agree to issue securities to a related party (including a director) if the agreement to issue the securities is conditional upon holders of ordinary securities approving the issue before the issue is made. Resolutions 5b, 5c, 5d and 5e is proposed for the purpose of obtaining that approval.

The options the subject of Resolution 5b, 5c, 5d and 5e have a nil issue price and are issued on the terms set out in Annexure A. No funds will be raised through the issue of the options the subject of Resolution 5b, 5c, 5d and 5e. Funds raised on the exercise of the options will be applied to the working capital requirements of the Company at the time of exercise.

Under the terms of this option grant, Mr. Meltzer, Dr. Mihaly, Mr. Marks and Mr. Gozlan or their nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the forgoing director within three years from the date of the Meeting. Details of any securities issued under the 2004 ASX Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, naming that shareholder approval was obtained under ASX Listing Rule 10.14. Any additional persons who become entitled to participate in the 2004 ASX Plan after the resolution was approved and who were not named in the notice of meeting will not participate until approval is obtained under listing rule 10.14.

EXPLANATORY MEMORANDUM

The table below sets out the number of shares and options held by each non-executive director, directly and through the director’s associate entities, as at the date of the Notice of Meeting.

Non-Executive Director	Existing Shares
Mr Brian Meltzer:
Purchased on market at or before float or appointment	100,000
Purchased on market	60,000
Received in lieu of directors fees	166,666
Total	326,666
Mr Peter Marks:
Purchased on market at or before float or appointment	43,111-
Purchased on market	-
Received in lieu of directors fees	-
Total	43,111
Dr George Mihaly:
Purchased on market at or before float or appointment	26,000
Purchased on market	34,000
Received in lieu of directors fees	166,666
Total	226,666
Mr Lawrence Gozlan:
Purchased on market at or before float or appointment	-
Purchased on market	-
Received in lieu of directors fees	-
Total	-

See page 10 for the valuation of these options.

Ordinary Resolution – Resolution #6: Issue of Unquoted Options to Mr Richard Revelins

In recognition of his industry experience, skills and in order to provide him with a short term incentive to retain his industry experience, be industry competitive and recognise his skills and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 7.1, to issue to Mr. Revelins, Company Secretary of the Company (or his nominee/s) 1,000,000 unlisted options to acquire ordinary shares of the Company, exercisable for a price of at least 50% greater than the 20 day Volume Weighted Average Price (VWAP) closing on the day before the date of issue, exercisable on or before 13 December 2017. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan. All Directors and Officers of the Company are entitled to participate in the 2004 ASX Plan. Mr. Revelins, Company Secretary of the Company is not a related party to the Company.

The options the subject of Resolution 6 have a nil issue price and are issued on the terms set out in Annexure A. No funds will be raised through the issue of the options the subject of Resolution 6. Funds raised on the exercise of the options will be applied to the working capital requirements of the Company at the time of exercise.

If approved by the shareholders, such options will be granted to the forgoing Company Secretary within three months from the date of the Meeting.

EXPLANATORY MEMORANDUM

The number of shares held by Richard Revelins, directly and through his associate entities, as at the date of the Notice of Meeting is 20,308.

Valuation of options to be issued under resolutions 5 and 6

If the share price at the close of the market on the day before issue was $0.26, the options to be issued under resolutions 5 and 6 were to be valued using a Black Scholes Model with the following key inputs:

Exercise Price: $0.39

Stock Price: $0.26

Period to Expiry: 5 years

Volatility: 66.7%

Risk-free Interest Rate: 2.78%

Option Value: $0.125

The above calculation is based on inputs at 7th November 2012. The value under accounting standards will be calculated based on inputs at the date of shareholder approval.

SPECIAL BUSINESS

Special Resolution – Resolution #7: Approval of 10% placement issue

1.	General

The ASX has recently introduced new fundraising rules to provide more flexibility for smaller companies to raise additional capital in an easier and potentially less costly manner. ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of its issued share capital through placements over a 12 month period after the Annual General Meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity.

The Company is now seeking Shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) below). The Company may use funds raised from any 10% Placement Facility for funding of specific projects and/or general working capital. It may also use the 10% Placement Facility for non-cash consideration purposes such as joint venture, licensing or collaboration agreements or the acquisition of new products (although the Company presently has no proposal to do so).

The Directors of the Company believe that Resolution 7 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution.

2.	Description of ASX Listing Rule 7.1A

(a)     Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an annual general meeting.

(b)     Equity Securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company.

EXPLANATORY MEMORANDUM

The Company, as at the date of the Notice, has on issue three classes of equity securities, Shares, listed options and unlisted options.

(c)     Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

A	is the number of shares on issue 12 months before the date of the issue or agreement:

(A)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

(B)	plus the number of partly paid shares that became fully paid in the 12 months;

(C)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4; and

(D)	less the number of fully paid shares cancelled in the 12 months.

Note that A is has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D is 10%.

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rules 7.1 or 7.4.

(d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) above).

(e)	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the equity securities are to be issued is agreed; or

(ii)	if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.
(f)	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(ii)	the date of the approval by shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), (10% Placement Period).

EXPLANATORY MEMORANDUM

3.	ASX Listing Rule 7.1A

The effect of Resolution 7 will be to allow the Directors to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

Resolution 7 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

4.	Specific Information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a)	The equity securities will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days immediately before:

(i)	the date on which the price at which the equity securities are to be issued is agreed; or

(ii)	if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(b)	If Resolution 7 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted as shown in the below table (in the case of unlisted options, only if the unlisted options are exercised).

There is a risk that:

(i)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Annual General Meeting; and

(ii)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the equity securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A(2) as at the date of this Notice of Meeting.

The table below also shows:

(i)	two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

EXPLANATORY MEMORANDUM

(ii)	two examples of where the price of ordinary securities has decreased by 50% and increased by 50% as against the current market price.

			Dilution
Variable “A” in ASX Listing Rule 7.1A.2		$0.17 50% decrease in Deemed Price	$0.26 Deemed Price	$0.39 50% Increase in Deemed Price
Current Variable A	10% Voting Dilution	34,068,992 Shares	34,068,992 Shares	34,068,992 Shares
340,689,928 Shares	Funds raised	$5,791,729	$8,857,938	$13,286,907
50% increase in current Variable A	10% Voting Dilution	51,103,489 Shares	51,103,489 Shares	51,103,489 Shares
511,034,892 Shares	Funds raised	$8,687,593	$13,286,907	$19,930,361
100% increase in current Variable A	10% Voting Dilution	68,137,985 Shares	68,137,985 Shares	68,137,985 Shares
681,379,856 Shares	Funds raised	$11,583,457	$17,715,876	$26,573,814

*	Please note that the balances shown above are true and correct at time of printing.

The table has been prepared on the following assumptions:

(i)	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting;

(ii)	No unlisted options are exercised into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A. The Company has 25,852,725 unlisted options on issue at the date of this Notice of Meeting;

(iii)	The table does not demonstrate an example of dilution that may be caused to a particular shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting;

(iv)	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1, the “15% rule”;

(v)	The price of ordinary securities is deemed for the purposes of the table above to be $0.26, being the closing price of the Company’s listed securities on ASX on 7 November 2012 (Deemed Price). The Deemed Price is indicative only and does not consider the 20% discount to market that the securities may be placed at; and

(vi)	The table does not demonstrate the effect of listed or unlisted options being issued under ASX Listing Rule 7.1A, it only considers the issue of the fully paid ordinary securities.

(c)	The Company will only issue and allot the equity securities during the 10% Placement Period. The approval under Resolution 7 for the issue of the equity securities will cease to be valid in the event that Shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of activities or ASX Listing Rule 11.2 (disposal of main undertaking).

(d)	The Company may seek to issue the equity securities for the following purposes:

(i)	non-cash consideration including for joint venture, licensing or collaboration agreements or the acquisition of new projects (although the Company presently has no proposal to do so). In such circumstances the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rule 7.1A.3; or

EXPLANATORY MEMORANDUM

(ii)	cash consideration. In such circumstances, the Company intends to use the funds raised towards advancing specific Company projects and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A(4) and 3.10.5A upon issue of any equity securities.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

(ii)	the effect of the issue of the Equity Securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice of Meeting but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company were to pursue an acquisition and were it to be successful in acquiring new resources assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new resources assets or investments.

(e)	The Company has not previously obtained Shareholder approval under ASX Listing Rule 7.1A.

(f)	A voting exclusion statement is included in the Notice of Meeting to which this Explanatory Memorandum relates. At the date of that Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities. No existing Shareholder’s votes will therefore be excluded under the voting exclusion in the Notice.

The Directors unanimously recommend Shareholders vote in favour of Special Resolution – Resolution 7.

EXPLANATORY MEMORANDUM

ANNEXURE A

OPTION TERMS AND CONDITIONS

The terms of the options proposed to be issued pursuant to Resolution 5 and 6 are to be as follows:

•	Each Option entitles the holder to acquire one ordinary fully paid Share upon exercise.

•	The Options are exercisable at any time prior to 5.00pm Melbourne Time on 13 December 2017 (the Expiry Date) by completing the Option Exercise Form and delivering it together with the payment for the number of shares in respect of which the Options are exercised to the registered office of the Company. Any Option that has not been exercised prior to the Expiry Date automatically lapses.

•	The exercise price of the Options for a price of at least 50% greater than the 20 day Volume Weighted Average Price (VWAP) closing on the day before the date of issue, per Option payable in full on exercise.

•	Subject to the Corporations Act, the Listing Rules, the Constitution of the Company and any restriction obligations Options are freely transferable.

•	All ordinary fully paid Shares issued upon exercise of Options will rank pari passu in all respects with, and will have the same terms as, the Company’s then issued ordinary fully paid Shares. The Company will apply for Official Quotation by ASX of all Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX.

•	The options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant options.

•	There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the Options. The Company will ensure that Option holders will be allowed at least 7 business days notice to allow for the conversion of Options prior to the record date in relation to any offer of securities made to shareholders.

•	In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the exercise price of the Options or both shall be reconstructed in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

EXPLANATORY MEMORANDUM

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This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

November 9, 2012